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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*
                               (Amendment No. 5)

                           TELE-COMMUNICATIONS, INC.

- --------------------------------------------------------------------------------
                                (Name of Issuer)

              (1)  Class A Common Stock, par value $1.00 per share
              (2)  Class B Common Stock, par value $1.00 per share

- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                (1)  879240 10 9
                                (2)  879240 20 8

- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                           John M. Draper, Esq.
                           Senior Vice President
                           and General Counsel
                           Liberty Media Corporation
                           8101 E. Prentice Avenue
                           Suite 500
                           Englewood, CO  80111
                           Tel. No. (303) 721-5400

- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               January 27, 1994

- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 5)

                                  Statement Of

                           LIBERTY MEDIA CORPORATION

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                           TELE-COMMUNICATIONS, INC.
                          (Commission File No. 0-5550)



 The Report on Schedule 13D filed by Liberty Media Corporation, a Delaware corporation (the "Reporting Person" or "Liberty"), dated April 5, 1991 (the "Original Report") as amended on April 8, 1991 ("Amendment No. 1"), on November 4, 1991 ("Amendment No. 2"), on November 15, 1991 ("Amendment No. 3") and on November 4, 1993 ("Amendment No. 4") is hereby amended and supplemented as set forth below. The Original Report, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, is hereinafter referred to as the "Schedule 13D." All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.



ITEM 4.  PURPOSE OF TRANSACTION

 Item 4 of the Schedule 13D is hereby supplemented and amended to include the following information:

 On January 27, 1993, the Company, Liberty, TCI/Liberty Holding Company, a Delaware corporation ("TCI/Liberty"), TCI Mergeco, Inc., a Delaware corporation and a wholly-owned subsidiary of TCI/Liberty ("TCI Mergeco") and Liberty Mergeco, Inc., a Delaware corporation and a wholly-owned subsidiary of TCI/Liberty ("Liberty Mergeco") entered into an Agreement and Plan of Merger (the "TCI/Liberty Merger Agreement") providing for, among other things, the merger of TCI Mergeco with and into TCI (the "TCI Merger") and the merger of Liberty Mergeco with and into Liberty (the "Liberty Merger"). As a result of the TCI Merger and the Liberty Merger, the Company and Liberty will be wholly-owned subsidiaries of TCI/Liberty. A copy of the TCI/Liberty Merger Agreement (without Exhibits) has been filed as an Exhibit to this Report and is hereby incorporated by reference herein in its entirety, and the description contained herein of such document is qualified in its entirety by reference to such Exhibit.





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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
         OR RELATIONSHIPS WITH RESPECT TO THE
         SECURITIES OF THE ISSUER

         Item 6 of the Schedule 13D is hereby supplemented and amended to include the following information:

         The information contained in Item 4 above is incorporated by reference in this Item 6.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 of the Schedule 13D is hereby supplemented and amended to include the following information:

         7. Agreement and Plan of Merger by and among Tele-Communications, Inc., Liberty Media Corporation, TCI/Liberty Holding Company, TCI Mergeco, Inc. and Liberty Mergeco, Inc., dated as of January 27, 1994.

         8.      Press Release dated January 31, 1994.





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                                   SIGNATURE


                 After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information in this statement is true, complete and correct.

Dated:  February 2, 1994


                                                   LIBERTY MEDIA CORPORATION


                                       By:  /s/  Robert R. Bennett
                                            -----------------------------------
                                            Name:  Robert R. Bennett
                                            Title: Senior Vice President





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                               INDEX TO EXHIBITS


         7. Agreement and Plan of Merger by and among Tele-Communications, Inc., Liberty Media Corporation, TCI/Liberty Holding Company, TCI Mergeco, Inc. and Liberty Mergeco, Inc., dated as of January 27, 1994.

         8.      Press Release dated January 31, 1994.





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